VOIS Inc.

3525 Del Mar Heights Road, #802

San Diego, CA 92130

January 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VOIS Inc. (CIK 0001136711) (the “Company”) Registration Withdrawal Request (RW) Accession Number: 0001019687-13-000102 Filed January 10, 2013 File No. 333-185249

Dear Sir or Madam:

The Company is hereby withdrawing its Registration Withdrawal Request, filed with the Securities and Exchange Commission via the EDGAR System on January 10, 2013. The Registration Statement on Form S-8 (Registration No. 333-185249) filed on December 3, 2012, together with all exhibits thereto (collectively, the “Registration Statement”) will remain as is.

Questions concerning this withdrawal request may be directed to the Company’s legal counsel, John P. Cleary of Procopio Cory Hargreaves & Savitch LLC, at (619) 515-3221.

Thank you for your assistance in this matter.

Sincerely,

VOIS Inc.

By:	/s/ Kerry Driscoll
Kerry Driscoll
Chief Executive Officer